

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON PROVIDES GUIDANCE ON CAPITAL BUDGET FOR 2012

CALGARY, January 30, 2012 – Compton Petroleum Corporation (TSX - CMT) announces guidance on its 2012 capital program and strategy for 2012.

Management has taken a fiscally prudent approach to the Corporation's 2012 capital expenditure program, maintaining and optimizing current production by utilizing internally generated cash flow. To reduce cash flow volatility in 2012, Compton will continue its risk management program, identifying additional opportunities to hedge to a maximum of 50% of production.

North American natural gas prices are at historic lows and industry analysts predict that they will remain depressed through 2012. As natural gas comprises approximately 83% of Compton's production, the Corporation's 2012 capital investment program is impacted by the current natural gas price outlook.

In light of the natural gas price forecast, Compton will invest between $14.0 and $18.0 million in 2012, focused on the completion and tie-in of recently drilled liquids-rich gas wells in the Niton area and on emerging oil opportunities in the Southern Plains area. If natural gas prices strengthen and the Corporation's cash flow increases, Management may adjust the capital program to undertake further development activity.

"We are in a position to manage our business prudently and effectively during the current price environment," said Dr. Edward Bogle, Chief Executive Officer. "During this period of low gas prices, we will focus on identifying and executing on selected opportunities to maximize future value, while working within our available cash flow."

The following represents Compton's guidance for 2012:

Average daily production (boe/d)	11,750 – 12,250
Cash flow[1] ($ millions)	$20 – $30
Capital expenditures[2] ($ millions)	$14 – $18
2012 Pricing:	

Natural gas – AECO (Cdn$/GJ)	$3.00
Crude oil – Edmonton Sweet (Cdn$/bbl)	$91.50
Exchange rate (Cdn$/US$)	$1.02

(1) *A $0.25 change in the AECO natural gas price is expected to result in ~$7.7 million change in cash flow*

(2) *Includes development and corporate capital expenditures; total capital expenditure amount is dependent upon available capital*

In Niton, two Rock Creek Formation wells have been drilled since the Corporation began its winter drilling program in October 2011. The first of those wells achieved an initial test production rate of 4.0 mmcf/d of liquids-rich natural gas and is in the process of being tied in. The second well is currently being completed. Two additional wells were drilled to define the potential of the Notikewin and Wilrich Formations in the Niton area and are currently awaiting completion. Initial results are encouraging.

In the Southern Plains, the Corporation drilled two vertical oil wells: one in the Basal Quartz and the second in the Ellerslie Formation. Compton expects that these two wells will result in production additions on tie-in of 350 boed. A second horizontal Ellerslie oil well is currently drilling, with results expected later in the first quarter.

Compton expects to meet or exceed its 2011 targets with cash flow of approximately $45 million and capital expenditures of approximately $50 million. Annual production for 2011 is expected to average approximately 13,350 boed, exiting the year at a rate of approximately 12,600 boed. Compton will confirm these and other 2011 operational and financial results in early March, once the Board of Directors has approved its audited 2011 financial statements.

Credit Facility Update

The semi-annual review of Compton's borrowing base under its reserve-based credit facility (the 'Facility') has been completed with its lending syndicate. Given the near-term outlook for natural gas prices, Compton's Facility has been set at $140.0 million, comprised of a working capital facility of $15.0 million and a syndicated facility of $125.0 million. The Facility has a term of one-year to January 1, 2013, with the usual semi-annual reviews of the borrowing base at the end of March and September 2012. Additional information on Compton's Facility can be found in the Facility document, which will soon be filed on SEDAR at www.sedar.com.

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About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by

concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as cash flow and cash flow per share. Non-GAAP measures do not have any standardized meaning within IFRS and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with IFRS, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including

statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its credit facilities, prospective activities and programs in 2012. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.